UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

The Active Network, Inc.
(Name of Issuer)

Common Stock
 (Title of Class of Securities)

00506D 100
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☑           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00506D 100	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Walt Disney Company -- I.R.S. Identification No. 95-4545390
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,038,806
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,038,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,038,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00506D 100	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ESPN, Inc. -- I.R.S. Identification No. 94-2826942
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,038,806
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,038,806
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,038,806
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00506D 100	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ESPN Digital Media, Inc. -- I.R.S. Identification No. 95-4673342
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,169,696
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,169,696
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,169,696
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00506D 100	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starwave Corp. -- I.R.S. Identification No. 91-1544629
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,869,110
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,869,110
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,869,110
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 00506D 100	SCHEDULE 13G	Page 6 of 8 Pages

Item 1(a)	Name of Issuer:

The Active Network, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

10182 Telesis Court, Suite 100

San Diego, California 92121

Item 2(a)	Name of Person Filing:

The Walt Disney Company, ESPN, Inc., ESPN Digital Media, Inc. and Starwave Corp.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The address of the The Walt Disney Company is:

500 South Buena Vista Street
Burbank, CA 91521

The address of the ESPN, Inc. is:

ESPN Plaza
Bristol, CT 06010

The address of the ESPN Digital Media, Inc. is:

ESPN Plaza
Bristol, CT 06010

The address of the Starwave Corp. is:

925 Fourth Avenue, Suite 1600
Seattle, WA 98104

Item 2(c)	Citizenship

The Walt Disney Company, ESPN, Inc. and ESPN Digital Media, Inc. are organized in the State of Delaware. Starwave Corp. is organized in the State of Washington.

Item 2(d)	Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

Item 2(e)	CUSIP Number:

00506D 100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 00506D 100	SCHEDULE 13G	Page 7 of 8 Pages

Item 4.                      Ownership

(a)
Amount beneficially owned: 6,038,806. 3,869,110 of the shares are held by Starwave Corp. and 2,169,696 of the shares are held by ESPN Digital Media, Inc. Starwave Corp. is an indirect, wholly owned subsidiary of The Walt Disney Company, and ESPN Digital Media, Inc. is an indirect, wholly owned subsidiary of ESPN, Inc., 80% of the equity of which is owned by an indirect wholly owned subsidiary of The Walt Disney Company.

(b)           Percent of class: 9.97%

(c)           Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote of each reporting person: 0

(ii)	Shared power to vote or to direct the vote of The Walt Disney Company and ESPN, Inc: 6,038,806

Shared power to vote or to direct the vote of ESPN Digital Media, Inc.: 2,169,696

Shared power to vote or to direct the vote of Starwave Corp.: 3,869,110

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of The Walt Disney Company and ESPN, Inc: 6,038,806

Shared power to dispose or to direct the disposition of ESPN Digital Media, Inc.: 2,169,696

Shared power to dispose or to direct the disposition of Starwave Corp.: 3,869,110

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒ (with respect to ESPN Digital Media, Inc. only)

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 00506D 100	SCHEDULE 13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2013

 The Walt Disney Company

By: /s/ Roger J. Patterson
Name: Roger J. Patterson Title: Associate General Counsel and Assistant Secretary Registered In-house Counsel

 ESPN, Inc.

By: /s/ Marsha L. Reed
Name: Marsha L. Reed Title: Secretary

 ESPN Digital Media, Inc.

By: /s/ Marsha L. Reed
Name: Marsha L. Reed Title: Assistant Secretary

 Starwave Corp.

By: /s/ Marsha L. Reed
Name: Marsha L. Reed Title: Vice President and Secretary

AGREEMENT

The undersigned persons, on February 14, 2013, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of The Active Network, Inc. at December 31, 2012.

The Walt Disney Company

By:     /s/ Roger J. Patterson
Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-house Counsel

ESPN, Inc.

By:    /s/ Marsha L. Reed
Marsha L. Reed
Secretary

ESPN Digital Media, Inc.

By:    /s/ Marsha L. Reed
Marsha L. Reed
Assistant Secretary

Starwave Corp.

By:    /s/ Marsha L. Reed
Marsha L. Reed
Vice President and Secretary